SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1 )



                             WAXMAN INDUSTRIES, INC.
- - ----------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
- - ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   944124106
- - ----------------------------------------------------------------------------
                                 (CUSIP Number)

                             Jeffrey N. Greenblatt
                                  President
                          Monarch Management Group, Ltd.
                               767 Fifth Avenue
                            New York, New York 10153
                                (212) 826-3030
- - ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 11, 1996
- - ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                                  Page 1 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch Management Group, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                       1,041,773
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,041,773
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
            1,041,773
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            10.85%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       Page 2 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch Capital,L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        548,512
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        548,512
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            548,512
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            5.72%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch GP, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        548,512
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        548,512
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            548,512
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            5.72%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 4 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Baker Nye Advisers, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        49,727
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        49,727
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            49,727
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.52%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
             CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 5 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Jeffrey N. Greenblatt
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,041,773
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,041,773
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,041,773
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            10.85%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 6 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Richard B. Nye
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        49,727
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        49,727
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            49,727
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.52%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 7 of 13 Pages

     This Amendment No. 1 to the Schedule 13D originally filed on April 22, 1996, relates to shares of Class A Common Stock (the "Shares"), and Shares underlying warrants (the "Warrants") for the purchase of Shares, of Waxman Industries, Inc. (the "Company"). Reference herein to "Shares" refer to shares held directly and shares underlying the Warrants.

ITEM 1.  SECURITY AND ISSUER.

No change.

ITEM 2.  IDENTITY AND BACKGROUND.

No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first paragraph of Item 3 is hereby amended and restated as follows:

      The net investment cost (including commissions, if any, and excluding the cost of the Warrants) is (i) $4,093,984 for 1,003,573 Shares beneficially owned by Monarch, (ii) $2,139,109 for 527,012 Shares beneficially owned by LP and GP, as its General Partner, and (iii) $193,921 for 47,927 Shares beneficially owned by BNA. The aggregate net investment cost of all of the Shares beneficially owned by the Group is $4,287,905.

ITEM 4.  PURPOSE OF TRANSATION.

No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

                  (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 9,559,586 Shares outstanding as of May 8, 1996, as reflected in the Form 10Q of the Company for the period ending March 31, 1995. For purposes of calculating the percentages herein, the number of Shares underlying the Warrants beneficially owned by the applicable member of the Group have been added to the number of Shares outstanding as though such Warrants had been exercised.

                  As of the date hereof:

            (i) Monarch owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Monarch may be deemed to own beneficially 1,041,773 Shares, including the 362,733 Shares owned directly by Monarch Capital, Ltd. (constituting approximately 10.85% and 3.78% of the Shares outstanding, respectively).

            (ii)  LP owns directly 548,512 Shares,
constituting approximately 5.72% of the Shares outstanding.

            (iii) GP owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, GP may be deemed to own beneficially 548,512 Shares, constituting approximately 5.72% of the shares outstanding.

            (iv) BNA owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, BNA may be deemed to own beneficially 49,727 Shares (constituting approximately 0.52% of the Shares outstanding).

                               Page 8 of 13 Pages

            (v) Mr. Greenblatt and Mr. Nye own directly no Shares. Mr. Greenblatt, by reason of Rule 13d-3 of the Act, may be deemed to own beneficially the Shares owned by each of the entities in (i) through (iii) above (1,041,773 Shares, representing approximately 10.85% of the shares outstanding). Mr. Nye, by reason of Rule 13d-3 of the Act, may be deemed to beneficially own the Shares owned by BNA (49,727 Shares, representing approximately 0.52% of the shares outstanding).

            (vi) The aggregate number of Shares beneficially owned by all of the Reporting Persons is 1,091,500, representing approximately 11.37% of the shares outstanding.

            (b) Each of LP. and Monarch Capital, Ltd. has the power to vote and dispose of the Shares owned by it, which power may be exercised by the general partner or investment manager of each such Partnership. BNA and Mr. Nye share voting and investment power as to Shares held in discretionary accounts managed by BNA. Mr. Greenblatt and Monarch share voting and investment power as to Shares held in discretionary accounts managed by Monarch, including Monarch Capital, Ltd. Mr. Greenblatt, LP and GP share voting and investment power as to Shares owned by LP.

            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from April 19, 1996 until June 11, 1996 by (i) Monarch on behalf of discretionary accounts other than LP, (ii) LP and (iii) BNA on behalf of discretionary accounts are set forth on Schedules A, B and C, respectively. All such transactions were effected through the New York Stock Exchange. During such period, none of the individuals named herein entered into any transactions in the Shares.

            (d) No person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS.

No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No change.





                               Page 9 of 13 Pages

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   June 12, 1996



                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    President of
                                    Monarch Management Group, Ltd.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C., as
                                    General Partner of
                                    Monarch Capital, L.P.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C.

                                    /s/ Joseph M. Kiely
                                    Joseph M. Kiely as attorney-in-fact
                                    for Richard B. Nye, as
                                    President of
                                    Baker Nye Advisers, Inc.

                                    /s/ JEFFREY N. GREENBLATT
                                    Jeffrey N. Greenblatt

                                    /s/ Joseph M. Kiely
                                    Joseph M. Kiely as attorney-in-fact
                                    for Richard B. Nye

                              Page 10 of 13 Pages

                                  Schedule A

                              MONARCH MANAGEMENT GROUP, LTD.

Trade Date        Unit Cost                  Cost         Shares

5/6/95            4.65                        19,974      4,300
5/7/96            4.66                        3,9l7       840
5/7/96            4.64                        38,460      8,280
5/7/96            4.65                        2,095       45l
5/20/96           4.63                        9,330       2,016
5/20/96           4.62                        59,689      12,918
5/20/96           4.52                        4,440       961
5/20/96           4.63                        7,085       1,530
5/31/96           4.65                        l0,219      2,200
6/5/96            4.65                        46,450      10,000
6/6/96            4.65                        23,225      5,000
6/10/96           4.69                        l,743       372
6/l0/96           4.65                        79,067      l7,022
6/l0/96           4.65                        497         l07
6/ll/96           4.64                        l4,634      3,l56
6/ll/96           4.64                        l03,465     22,313
6/11/96           4.64                        8,643       l,684
6/11/96           4.64                        6,956       l,500


                             Page 11 of 13 Pages

                                  Schedule B

                                  MONARCH CAPITAL LP

Trade Date        Unit Cost                 Cost         Shares

5/7/96            4.65                      23,457       5,050
5/20/96           4.62                      95,628       20,696
6/l0/96           4.65                      l8,8l2       4,050
6/ll/96           4.64                      l50,327      32,4l9



                             Page 12 of 13 Pages

                                  Schedule C

                                      BAKER NYE ADVISERS, INC.

Trade Date        Unit Cost                 Cost         Shares

5/7/96            4.65                      l,760        379
5/20/96           4.62                      8,682        l,879
6/l0/96           4,65                      2,086        449
6/ll/96           4.64                      l3,670       2,948

                             Page 13 of 13 Pages